citibank®

*Depositary Receipts*
111 Wall Street, 20th Floor,
Zone 7, New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citigroup.com
Rhonda Lee
Vice President







April 21, 2003

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

**Re: Exemption No. 82-3296**

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- The important resolutions made by the 9th conference of the 11th board of directors of the Company

Sincerely,

Rhonda Lee

Rhonda C. Lee
Depositary Receipts, Account Management
Citigroup

dlw 5/15

## China Steel Corporation Announcement

The important resolutions made by the 9th conference of the 11th boards of directors of the Company March 20, 2003

**Subjects: Approving the date, location, and the reporting and discussing matters of the 2003 General Shareholders' Meeting**

1.Date for convening the shareholders' meeting: 2003/06/18

2.Location for convening the shareholders' meeting: The Auditorium in CSC (1 Chung Kang Road, Hsiao Kang District, Kaohsiung ,Taiwan,R.O.C)

3.Cause or subjects for convening the meeting:

*To report:*

(1) To report the status of guarantee provided by CSC as of the end of 2002

*To discuss and approve:*

(1) To approve 2002 Business Report and Financial Statements

(2) To approve the proposal for distribution of 2002 profits

(3) To approve the capitalization of 2002 dividends sharing

(4) To approve the revisions to the Articles of Incorporation

(5) To approve the revisions to the Procedures for acquisition or Disposal of Assets

(6) To approve the revisions to the Procedures for Endorsement and Guarantee

(7) To remove the prohibition against the holdings of positions in similar companies by directors of the Company.

5.Starting and ending dates of suspension of share transfer:
2003/04/20~2003/06/18

**Subject: Approving the investment in convertible preferred shares of Taiwan High Speed Rail Corp.**

The Company will invest NT$1,000 million to acquire convertible preferred shares of Taiwan High Speed Rail Corp.

**Subject: Approving the proposal of the distribution of 2002 profits**

1.Type and monetary amount of dividend distribution:

(1) Preferred Stock

Cash dividends: NT$ 1.4 per share

Stock dividends: NT$ 0.15 per share

Total: NT$ 74,031,100
(2) Common Stock
Cash dividends: NT$ 1.4 per share
Stock dividends: NT$ 0.15 per share
Total: NT$14,365,342,546.1
3.Any other matters that need to be specified:

(1)Employee's Profit Sharing□NT$445,889,560□Compensation to Directors & Supervisors: NT$44,588,950.

(2)Number of shares for employee profit sharing:44,588,956 □ equivalent 24.19% to total capital increase from 2002 profit.

(3) Recalculated Earnings Per Share after distributions of employee profit sharing and compensation to Directors & Supervisors:NT$1.80.

**Subject: Approving the proposal of new shares for capital increase**

1.Source of capital increase funds: profit of year 2002
2.Number of shares issued:
184,324,830 shares (including employee profit sharing)
3.Par value per share: NT$10
4.Total monetary amount of the issue: NT$1,843,248,300
5.Number of shares allotted to employees: 44,588,956 shares
6.Ratio of shares allotted as stock dividends to existing shareholders:
stock dividend of 15 shares for each 1,000 shares
7.Rights and obligations of the newly issued shares: same as existing shares
8.Utilization of the funds from the capital increase: Increase in working capital

**Subject: Approving the Equipment Revamping project for 1st and 2nd Sinter Plant**

1.Content of the investment plan: Steel structure extension Electric and machine equipment revamping, Sinter machine in store intensified shifting feeder and Sinter pallet expansion.
2.Period of project: 37 months.

3.Total investment□excepted to be NT$803,840,000

3.Anticipated date of execution of the investment: 2003/04/01~2006/04/30
4.Source of funds: 27.5% from long-term debts, others from CSC's own capital
5.Concrete purpose/objective:

(1) Recover origin function
(2) Improve permeability
(3) In large suction area

**Subject: Approving the Cold-Rolled Coil H2 Annealing Furnace Revamping Project**

1.Period of project: 23 months.
2.Total investment is excepted to be NT$424,140,000
3.Anticipated date of execution of the investment: 2003/04~2005/02
4.Source of funds: 27.5% from long-term debts, others from CSC's own capital
5.Concrete purpose/objective:
(1) Quality improvement
(2) Increase production
(3) Equipment revamping

**Subject: Approving the financial statements for the year 2002**

For the year 2002,revenues, net income and EPS were NT$99,939,846,000,NT$16,839,080,000 and NT$1.86, respectively.

**Subject: Approving the Equipment Revamping Project for 2nd Blast Furnace**

1.This revamping project will rebuild the shell of blast furnace with cooling stave, top charging system, gas cleaning system, electrical, instrument and process computer equipment, and repair cast house, stock house and hot stove etc.
2. Period of project: three years and two month.
3.Total investment: excepted to be NT$3,030,160,000
4.Anticipated date of execution of the investment: 2003/04/01~2006/06/30
5.Source of funds: 27.5% from long-term debts, others from CSC's own capital
6.Concrete purpose/objective: This revamping project will renew and improve the function of original equipment, adopt new technology of equipment and modify the facility of preventable pollution to increase the quality of environment.